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                                                                       EXHIBIT G

                     FORM OF NOTICE OF PROPOSED TRANSACTIONS

                       SECURITIES AND EXCHANGE COMMISSION

                       (Release No. 35        ; 70-     )

      Filings under the Public Utility Holding Company Act of 1935 ("Act")

                   Xcel Energy Inc. ("Xcel" or the "Company")

                                 ________, 2002

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing
by          , 2002 to the Secretary, Securities and Exchange Commission,
Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

         Xcel Energy Inc. ("Xcel Energy"), 800 Nicollet Mall, Minneapolis, Minnesota, 55402, a registered public utility holding company, has filed an application-declaration under Section 12(d) of the Act and Rules 44 and 54 under the Act.

         Xcel Energy requests authority to sell and transfer substantially all of the issued and outstanding stock (the "Stock") of Black Mountain Gas Company ("Black Mountain"), a Minnesota corporation and public utility company under the Act providing natural gas and propane service to customers within the State of Arizona, to Southwest Gas Corporation ("Southwest"), a California corporation providing gas service to more than 1.4 million customers, businesses and industries in Arizona, Nevada and parts of California. Xcel Energy and Southwest entered into a Stock Purchase Agreement (the "Agreement") dated May 24, 2002 pursuant to which Southwest will pay Xcel Energy a certain amount of cash consisting of a base price plus an additional amount necessary to redeem, retire or defease prior to closing of the transaction certain long-term debt of Black Mountain currently outstanding. Xcel Energy states that the consideration to be paid by Southwest pursuant to the Agreement was the subject of arms-length negotiations.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.